UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALIGN TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-32259	94-3267295
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2560 Orchard Parkway
San Jose, California 95131
(Address of principal executive offices)
(408) 470-1000
(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
ITEM 1.01     Conflict Minerals Disclosure and Report

Align Technology, Inc. (“Align” or the "Company") has determined that conflict minerals are necessary to the functionality or production of a product manufactured by Align; therefore, the Company is filing this specialized disclosure report.
ITEM 1.02     Exhibit
Following the Company's application of appropriate due diligence, Align has filed, as Exhibit 1.02 to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 - Exhibits
ITEM 2.01     Exhibits
Exhibit 1.01    Align’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized.

Align Technology, Inc.
/s/ Roger E. George	Date: June 2, 2014
Name: Roger E. George
Title: Vice President, Corporate & Legal Affairs and General Counsel